                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                           GLOBAL VACATION GROUP, INC.
                                (Name of Issuer)
                           --------------------------


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)
                           --------------------------

                                    37937F106
                                 (Cusip Number)
                           --------------------------

                            DAVID W. BERNSTEIN, ESQ.
                               ROGERS & WELLS LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                           --------------------------


                                  JUNE 21, 2000
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.


                         (Continued on following pages)

                                Page 1 of 6 Pages

CUSIP No. 37937F106                    13D                     Page 2 of 7 Pages

--------------------------------------------------------------------------------
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

             GV INVESTMENT LLC
--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[X]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------
    4.       SOURCES OF FUNDS

             OO
--------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE
--------------------------------------------------------------------------------
                            7.    SOLE VOTING POWER
         NUMBER OF
                                  0
          SHARES           -----------------------------------------------------
                            8.    SHARED VOTING POWER
       BENEFICIALLY
                                  0
         OWNED BY          -----------------------------------------------------
                            9.    SOLE DISPOSITIVE POWER
          EACH
                                  0
        REPORTING          -----------------------------------------------------
                           10.    SHARED DISPOSITIVE POWER
       PERSON WITH
                                  5,238,095
--------------------------------------------------------------------------------
   11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             5,238,095
--------------------------------------------------------------------------------
   12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
   13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             26.7%
--------------------------------------------------------------------------------
   14.       TYPE OF REPORTING PERSON

             OO (limited liability company)
--------------------------------------------------------------------------------

CUSIP No. 37937F106                   13D                      Page 3 of 7 Pages

--------------------------------------------------------------------------------
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

             THREE CITIES FUND III, L.P.
--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[X]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------
    4.       SOURCES OF FUNDS

             Not Applicable
--------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE
--------------------------------------------------------------------------------
                            7.    SOLE VOTING POWER
       NUMBER OF
                                  0
         SHARES            -----------------------------------------------------
                            8.    SHARED VOTING POWER
      BENEFICIALLY
                                  0
        OWNED BY           -----------------------------------------------------
                            9.    SOLE DISPOSITIVE POWER
          EACH
                                  0
       REPORTING           -----------------------------------------------------
                           10.    SHARED DISPOSITIVE POWER
      PERSON WITH
                                  0
--------------------------------------------------------------------------------
   11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             5,238,095
--------------------------------------------------------------------------------
   12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
   13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             26.7%
--------------------------------------------------------------------------------
   14.       TYPE OF REPORTING PERSON

             PN
--------------------------------------------------------------------------------

CUSIP No. 37937F106                   13D                      Page 4 of 7 Pages

--------------------------------------------------------------------------------
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

             THREE CITIES RESEARCH, INC.
--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------
    4.       SOURCES OF FUNDS

             Not Applicable
--------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE
--------------------------------------------------------------------------------
                            7.    SOLE VOTING POWER
        NUMBER OF
                                  0
         SHARES            -----------------------------------------------------
                            8.    SHARED VOTING POWER
      BENEFICIALLY
                                  0
        OWNED BY           -----------------------------------------------------
                            9.    SOLE DISPOSITIVE POWER
          EACH

       REPORTING           -----------------------------------------------------
                           10.    SHARED DISPOSITIVE POWER
      PERSON WITH
                                  5,238,095
--------------------------------------------------------------------------------
   11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             5,238,095
--------------------------------------------------------------------------------
   12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
   13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             26.7%
--------------------------------------------------------------------------------
   14.       TYPE OF REPORTING PERSON

             CO
--------------------------------------------------------------------------------


ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D relates to the shares of common stock, $.01 par value per share (the "Shares"), of Global Vacation Group, Inc., a New York corporation (the "Company"). The Company's principal executive offices are located at 1420 New York Avenue, N.W., Suite 575, Washington, D.C. 20005.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(c) The persons (the "Reporting Persons") filing this Statement are GV Investment LLC, a Delaware limited liability company ("GVI"), its controlling member Three Cities Fund III, L.P., a Delaware limited partnership ("Fund III") and the investment advisor to Fund III, Three Cities Research, Inc. ("Research").

         GVI is a Delaware limited liability company formed to purchase $27,500,000 principal amount of the Company's 9% convertible subordinated notes (the "Notes"), which are convertible into Shares of the Issuer. The principal business address of GVI and the location of its principal office is c/o Three Cities Research, Inc., 650 Madison Avenue, New York, New York, 10022.

         Fund III is a Delaware limited partnership formed to invest in securities selected by its investment committee. The principal business address of Fund III and the location of its principal office is c/o Three Cities Research, Inc., 650 Madison Avenue, New York, New York 10022.

         The sole general partner of Fund III is TCR Associates III, L.L.C., a Delaware limited liability company ("TCR Associates"). The principal business of TCR Associates is serving as the sole general partner of Fund III and another fund advised by Research. The principal business address of TCR Associates and the location of its principal office is c/o Three Cities Research, Inc., 650 Madison Avenue, New York, New York 10022.

         The managing member of TCR Associates is TCR GP, L.L.C., a Delaware limited liability company ("TCR GP"). The principal business of TCR GP is serving as the managing member of TCR Associates. The principal business address of TCR GP and the location of its principal office is c/o Three Cities Research, Inc., 650 Madison Avenue, New York, New York 10022. The name, residence or business address and present principal occupation or employment of each of the managing members of TCR GP is as follows:

                                Residence or                       Principal Occupation
         Name                 Business Address                         or Employment
         ----                 ----------------                         -------------
Williem F.P. de Vogel     c/o Three Cities Research, Inc.     President and a Director of Research
                          650 Madison Avenue
                          New York, NY  10022
Thomas G. Weld            c/o Three Cities Research, Inc.     Treasurer and a Director of Research
                          650 Madison Avenue
                          New York, NY  10022
J. William Uhrig          c/o Three Cities Research, Inc.     Secretary and a Director of Research
                          650 Madison Avenue
                          New York, NY  10022
H. Whitney Wagner         c/o Three Cities Research, Inc.     Director of Research.
                          650 Madison Avenue
                          New York, NY  10022

         Research is the investment advisor for Fund III. The principal business address of Research and the location of its principal office is 650 Madison Avenue, New York, NY 10022. The name, residence or business address and present principal occupation or employment of each executive officer and director of Research is as follows:

                                Residence or                       Principal Occupation
Name                          Business Address                         or Employment
----                          ----------------                         -------------
Williem F.P. de Vogel     c/o Three Cities Research, Inc.     President and a Director of Research
                          650 Madison Avenue
                          New York, NY  10022
Thomas G. Weld            c/o Three Cities Research, Inc.     Treasurer and a Director of Research
                          650 Madison Avenue
                          New York, NY  10022
J. William Uhrig          c/o Three Cities Research, Inc.     Secretary and a Director of Research
                          650 Madison Avenue
                          New York, NY  10022

         (d)-(e) During the last five years, none of the entities listed in this
Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Each person named in this Item 2 is a citizen of the United States of America except for William F. P. de Vogel, who is a citizen of the Netherlands.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         GVI purchased the Notes, which are convertible into the Shares, for $27,500,000. GVI used contributions made to it by Fund III to make those purchases.


ITEM 4.  PURPOSE OF THE TRANSACTION.

         The purpose of the transaction is to obtain the benefits of an equity investment in the Company on a basis that will generate interest income. In connection with the investment, GVI and Thayer Equity Investors III, L.P., a Delaware limited partnership and the Company's majority shareholder ("Thayer"), entered into a Shareholders Agreement, which provides for certain restrictions on transfer of the Shares and requires the Company to maintain its Board of Directors at eight directors, two of which are to be designated by GVI (such number to decrease if GVI's holdings in the Company decrease).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) As of the close of business on June 21, 2000, the Reporting Persons own $27,500,000 aggregate principal amount of the Notes, which are convertible into 5,238,095 Shares of the Company. As the controlling member of GVI, Fund III may be deemed to be a beneficial owner of those Shares pursuant to the definition of "beneficial owner" set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As the investment advisor to Fund III with disposition power over the Shares, Research may also be deemed to owner under the Exchange Act.

         (c) On June 21, 2000, GVI purchased $27,500,000 aggregate principal amount of the Notes, which are convertible into 5,238,095 Shares of the Company.

         (d) To the best knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by GVI.

         (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described under Items 4 and 5, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons and any other persons with respect to any securities of the Issuer, relating to the transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. However, it is anticipated that Fund III will transfer 5.39% of the interest it holds in GVI to two other investment funds advised by Research Inc.: TCR
Friends III, L.P., a Delaware limited partnership, will receive a 2.41% interest in GVI and TCR GP will receive 2.98% interest in GVI.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A  -  -  Note Purchase Agreement, dated June 20, 2000.

         Exhibit B  -  -  Shareholders Agreement, dated June 20, 2000

         Exhibit C -  -  Joint Filing Agreement dated June 30, 2000.

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Dated: June 30, 2000



                                             GV INVESTMENT LLC


                                             By: /s/ J. William Uhrig
                                                -------------------------------
                                                 Name: J. William Uhrig
                                                 Title: President


                                             THREE CITIES FUND III, L.P.
                                             By: TCR Associates III, L.L.C.,
                                                 its General Partner
                                             By: TCR GP, L.L.C.
                                                 its Managing Member


                                             By: /s/ Willem de Vogel
                                                -------------------------------
                                                 Name: Willem de Vogel
                                                 Title: Managing Member


                                             THREE CITIES RESEARCH, INC.


                                             By: /s/ Willem de Vogel
                                                -------------------------------
                                                 Name: Willem de Vogel
                                                 Title: President